UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Notice of Exempt Solicitation
1.	Name of the Registrant:

Lear Corporation

2.	Name of person relying on exemption:

Pzena Investment Management, LLC

3.	Address of person relying on exemption:

120 West 45th Street, 20th Floor, New York, NY 10036

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1). The attached materials were used in connection with a presentation to ISS on May 29, 2007, and may be used in future communications of a similar nature.

Lear Corporation Presentation Pzena Investment Management

About Lear $15 billion in revenue--80% from auto seating business Remainder from electronics Company disposed of money-losing auto interiors business in 2006

Auto Seating is a Good Business Growing market due to increasing content Not capital intensive Two companies control 80% of the market Can't ship seats very far-limits competition

A.T. Kearney Findings for AREP on Seating The seating market shows growth potential because seats are increasing in content and are increasingly used for vehicle differentiation. Lear operates in a market with consolidated competition and rational pricing. Source: Lear Corp, SC13E3, March 20, 2007.

Source: Company reports, PIM analysis

Several Factors Hit Lear Profits Lower demand for highly profitable SUVs Rapidly rising raw material prices Broad industry pricing pressure

Lear's Earnings are Set to Recover Increases sales to Asian transplants and in Asia Will pass through raw material costs Seating margins return to historic 6%-7% level $300 million of restructuring reduces costs

Earnings are Already Recovering and Guidance was Raised in 2007 Despite Difficult Environment Source: Company reports, PIM analysis

2008 2007 Source: Factset

Getting to Value of $60 Per Share Modest 2% revenue growth rate Earnings=$2 per share in '07 and $4 in '09 P/E multiple of 15 - in line with market Share price was $60 at beginning of '05

Source: Factset

Lear Management's Publicly Stated Goals Source: Lear presentation at Gabelli Automotive Aftermarket Symposium, Oct. 31, 2006

Source: Lear First Quarter 2007 Results and Full Year 2007 Financial Outlook, April 25, 2007

Lear Fair Value $ per share Lear (core) $51.80 Interiors JV $4.09 Tax Loss Carry Forwards Over $4.00 Over $60.00 Source: Company reports, PIM analysis

Lear Comparables Source: Factset, Thomson One, Bank of America Securities

Offer Price was Too Low Offer of $36.00 was a premium of 3.8% over prior-day share price Share price rose immediately after offer announcement, peaking at $41.14 Lear board accepted offer in four days, at a discount of 10.2% to prior day closing price

Deal Terms were Unfavorable Agreed to termination fees that could top $100 million, 3.5% of the equity value of the transaction In the event that Icahn offer is rejected by shareholders, termination fees apply for up to 12 months Agreed to a "go-shop" period of only 45 days Ignored major shareholder's offer to share its company analysis (see attached letter)

Icahn in Privileged Position Inserted 'poison put' provision in November 2006 debt offering Sweetheart financing deal left Icahn and affiliates in a uniquely advantaged position with respect to future transactions While the company stated that it had "no present intention to engage in a transaction involving change of control, although it is possible that we would decide to do so in the future"

Timeline of Lear Offer Source: Company press releases

Lear updated its long-range financial plan following initial discussions between management and Mr. Icahn Revised down its long-range plan forecast in January 2007 JP Morgan analysis indicated a valuation range of $35.90 to $46.50 under the original July 2006 forecast While management maintained its views of the future to the investing public And Lear was on track to report a substantial earnings beat in the first quarter of 2007 Lear Communications Appear Biased

Lear Long-range Plan was Revised Down in January 2007 Source: Lear 14A, May 2007

Management Being Retained Despite Poor Record Mr. Icahn has a history of criticizing corporate management Yet he is retaining the management of Lear and offering them substantial pay packages Lear's management has presided over a decade of flat share prices And engaged in transactions that led to significant value destruction

Lear Management's Interior Venture Led to Significant Value Destruction Interiors related acquisitions May 1999: UT automotive - $2.3 billion acquisition April 1999: Windsor facility - Undisclosed amount September 1999: Donnelly Overhead Systems - Undisclosed amount Lear took impairment charges and write-downs totaling over $1.6 billion in interiors. It spent over $120 million restructuring the business It transferred interiors assets into JVs with Wilbur Ross for near zero valuation.

Mr. Icahn in His Own Words - AREP 10K Business strategy We believe that our core strengths include: Operating and investing in our core businesses; increasing value through management change, financial or other operational changes; identifying and acquiring undervalued assets and businesses, often through the purchase of distressed securities...

Management Conflicts of Interest Top executives get guaranteed contracts and bonuses Current stock and options are paid out Options to buy 1.6% of company Employees get 6% of company

Lear Management Stands to Reap Significant Financial Reward Top Executives Stock Options $ 3.4 mm Restricted Stock $13.0 mm Immediate Payout $16.4 mm Guaranteed Salaries $ 3.2 mm Guaranteed Bonus $ 4.1 mm New Options1 $29.0 mm Total $52.7 mm Potential Stock Grant Pool1,2 $275 mm 1 Assuming Lear's valuation reaches $60 in the future 2 Not limited to top executives Source: Company reports, PIM analysis

Disturbing Pattern of Management- Private Equity LBOs Two groups share the profits Existing shareholders get modest gains Lawsuits seek to block current Lear deal Institutional investors need protection

Appendix

February 5, 2007
To the Independent Directors of Lear Corporation:
We are writing to express our alarm about the possible sale of Lear Corporation to Carl Icahn’s American Real Estate Partners LP at a price which we believe to be far below the fair value of the company. As you know, we are one of Lear’s largest shareholders and we have long believed in Lear’s business and its plan for recovery. Our view is that the company’s earnings are well below their normal level and that Lear is being valued by the market as if there is little chance of an earnings recovery. Our analysis suggests that earnings are likely to recover to more than $4.00 per share over the next few years from consensus analyst estimates of $2.00 per share for 2007. Consequently, we believe the company’s value to be closer to $60 per share.
As you may or may not know, we had a lengthy discussion with Mr. Icahn’s team in November when they bought their stake in the company at a very attractive price. We shared our belief in the greater than $4.00 earnings power and $60 valuation and they appeared to agree with our assessment at that time. To claim today that $36 is a fair price is quite disingenuous.
It is our fear that the company’s management may have lost sight of the long-term value inherent in the company and that their personal interest in the transaction may create an inherent conflict. We are well aware of Wall Street’s short-term mentality and the pressure it can bring on companies. It is our hope that Lear does not succumb to that pressure and sell the business for less than it is worth over the long term.
We would like to remind the board of its fiduciary obligation to shareholders and urge you to seek other offers for the firm. We think it is incumbent on the board to exclude the management from this process since preserving their jobs and/or enriching themselves can come at the expense of shareholders. The trend towards private equity firms teaming up with management to “steal” companies from their owners is alarming and we urge you to take a stand to ensure this does not happen at Lear.
We are happy to meet with you to share our view of valuation should you deem it interesting or desirable. To the extent that this particular transaction is put to a shareholder vote, we intend to vote against it.
Sincerely,

Richard S. Pzena	John P. Goetz
Co-Chief Investment Officer	Co-Chief Investment Officer